Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the nine months ended September 30, 2013

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$(14,802,811)

Add:
Interest on indebtedness (excluding capitalized interest)	164,129,403
Amortization of debt related expenses	5,381,025
Portion of rents representative of the interest factor	5,876,374
160,583,991

Distributed income from equity investees	211,361,681

Pretax earnings from continuing operations, as adjusted	$371,945,672

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$165,017,374
Preferred dividend factor	50,512,085
Amortization of debt related expenses	1,918,221
Portion of rents representative of the interest factor	5,876,374

Combined fixed charges and preferred stock dividends	$223,324,054

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.7